Exhibit 4.49

SALES  CONTRACT

No. : CG120080316
Date: 08-6-3

The Seller: China Electric Equipment Group (HK) Ltd.
Address ：Unit 1107, Tower 3, Enterprise Square One, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong
Tel：+852-2757 2206
Fax：+852-2243 2380

The Buyer: China Sunergy (Nanjing) Co., Ltd.
Add: NO.123, FoCheng West Road, Jiangning Economic & Technical Development Zone, Nanjing 211000, China
Tel: +86-25-52766603
Fax: +86-25-52766882
Contact person: Sun Qiquan

This contract is made out by and between the Buyer and the Seller, whereby the Buyer agree to buy and the Seller agree to sell the under mentioned commodity according to the terms and conditions stipulated below:

1. Goods description:
Commodity Descriptions	Quantity	Unit price	Price term	Total Amount
Solar Silicon Wafers (125mm*125mm)	222,444 pc	5.83$/pc CIF Nanjing	T/T 90 days	$1,296,848.52
Total Value: 1,296,848.52 USD

2. Technical Requirement & Quality Standard:
The seller shall guarantee that the goods are conformity with technical specifications as Annex 1,  otherwise the seller should change them into eligible wafer or return the money of goods.

3． Terms of Payment
The buyer should make a payment in 90 days for the amount of the delivered goods by wire transfer to the seller’s account. The buyer has the right to inspect goods at anytime before shipment and payment.
The buyer should receive following documents, Original AWB (B/L), commercial invoice and packing list.

4． Shipment Term  BY AIR

5． Delivery Date:  90 days after contract in force.

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6.    Port of Shipment & Destination:
From Hong Kong to Nanjing, China

7． Packing:
 To be packed in plastic bubble box, then put into carton. (Standard for Exporting) Cargo with wooden pallet suitable for long distance transportation and well protected against dampness, moisture, shock, rust and rough handling. The seller shall be liable for any damage to the goods on account of improper packing and for any rust damage attributable to inadequate or improper protective measures taken by the seller, and in such case or cases any all losses and/or expenses incurred inconsequence thereof shall be borne by the seller.

8．Shipping Mark:
The Seller shall mark on the surface of each package with fadeless paint, the package number, measurement, gross weight, net weight, the lifting positions, such cautions as “DO NOT STACK UP SIDE DOWN”, “HANDLE WITH CARE”, “KEEP AWAY FROM MOISTURE”.

9．Shipping Advice:
 The Seller shall, immediately upon the completion of loading of the commodity, notify by fax the Buyer of the Contract number, name of the goods, number of packages, quantity, gross/net weight and dimension of each package, invoice value and date of shipment etc.

10． Insurance:
To be effected by the Seller. The beneficiary of the insurance is the Buyer.

11．Inspection and Claim:
Claims for quality or quantity should be filed by the Buyer with the Seller within 30 working days after arrival of the goods at buyer’s warehouse. Claims in respect of matters within responsibility of insurance company or shipping company will not be entertained by the Seller. The claims mentioned above shall be regarded as being accepted if the seller fails to reply within 7 days after the seller received the buyer’s claims.

12． Defaulting Liabilities
12.1 If the seller delays in making delivery (with the exception of delay due to Force Majeure), If such delay exceeds the grace period, the seller shall pay defaulting penalty to the buyer at 0.5% of the contract price per week of delay. However, total of the defaulting penalty shall not exceed 5% of the contract price.

12.2 If the seller fails to deliver cargo 4 weeks after the grace period, the buyer shall have the right to terminate this contract and request the seller to refund all cargo amount already paid plus the interest (at the interest rate of the bank during the same period of time) accrued during the period of time, but the Seller shall not thereby be exempted from the payment of penalty.

13． Force Majeure
13.1  “Force Majeure”  means all events that can’t  be foreseen at the time of the execution hereof, whose occurrence and consequence can’t be avoided or conquered, and that take place after the effective date hereof  and affects any party’s full or partial performance hereof, including earthquake, typhoon, flood, fire, war as well as any other unforeseeable , unavoidable or unconquerable event.

13.2   If due to any force majeure event one party in unable to perform its contractual liabilities, the affected party shall notify the other party within 7 days, and shall present certificate issued by local industrial and commercial authorities, specifying the nature and duration of the force majeure event. If the force majeure event lasts for over 3 months, both parties shall have the right not to continue to perform the liabilities hereunder, in this case neither party may request the other party to bear the defaulting liabilities.

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14. Applicable Law
The agreement will apply to Chinese law.

15. Lawsuit
15.1 All disputes in connection with this contract or the execution therefore shall be settled through friendly negotiations.

15.2  In case no settlement can be reached through friendly negotiations, the case then will be submitted to China Nanjing court. The cost shall be borne by the losing party.

16．Terms of Duty Integrity Assurance:
The seller and other staff present directly or indirectly a gift of money, valuables, securities and provide an unfair advantage by other covert means on behalf of the company or person to the buyer, or the seller and other staff deal with the buyer or the introduced person about the business similar to the contract on behalf of the company or person. All of above will be deemed against the interests of the buyer. The seller should compensate twice the buyer’s losses caused by this situation. And the seller should afford the 20% of the total contract amount for the default. (not exceed RMB 1,000,000)And the buyer will reserve the right to ask for the legal liability of the seller.

17． Terms of Prohibition of commercial fraud
If the seller provides the false registration information, the false certification of quality and the false information to the buyer or conceal the truth to deceive the buyer or the end-user, He or She should afford the 20% of the total contract amount for the default. (not exceed RMB 1,000,000) This agreement should not affect the duty of breach that the seller should afford according to other terms.

18. Remarks

18.1 This Contract was written in both English and Chinese, which have equal validity. In case there is any discrepancy between the passages in two languages, the Chinese version shall govern. Attachments are an integral part of the Contract. This Contract is made out in four originals, two originals to be held by each party in witness thereof. Fax for this contract is same valid as original.

18.2  The contract enters into effect after the last party’s seal and signature. Appendixes are an integral parts hereof.

18.3  Modification and supplementation hereof shall become effective  after being signed and sealed between both parties(seller and buyer) in writing.

18.4 Neither party may, unless agreed upon in writing between both parties (seller and buyer),  transfer right and liabilities to the third party.

The Seller: China Electric Equipment Group (HK) Ltd.	The Buyer：China Sunergy (Nanjing) Co., Ltd.

Signature/Seal：/Seal/	Signature/Seal：/Seal/
date	date

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